SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release ISS RECOMMENDS SCOPUS SHAREHOLDERS VOTE IN FAVOR OF OPTIBASE PROPOSALS

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: June 13, 2008

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth / Marybeth Csaby, KCSA for Optibase
+1-212-896-1209 / 1236
lroth@kcsa.com / mcsaby@kcsa.com

FOR IMMEDIATE RELEASE

ISS RECOMMENDS SCOPUS SHAREHOLDERS VOTE IN FAVOR OF OPTIBASE PROPOSALS

        HERZLIYA, Israel, June 12, 2008 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions announced today that RiskMetrics Group (formerly, Institutional Shareholder Services) (ISS), issued a report recommending that shareholders of Scopus Video Networks Ltd. vote in favor of Optibase proposals to declassify the board of directors of Scopus and to elect a slate of directors, and against the proposal of Scopus’ board of directors. ISS concluded that there is no compelling reason why Scopus shareholders should not be allowed to immediately vote on the entire board.

        Scopus meeting is scheduled to be held on Monday, June 16, 2008. Shareholders of record at the close of business on May 9, 2008 will be entitled to vote at the meeting.

        On May 19, 2008, Optibase issued an open letter to Scopus’ shareholders. A copy of such letter is available at www.optibase.com/scopusvote/.

        Scopus shareholders are urged to vote “AGAINST” proposal 1 (the proposal of Scopus’ board of directors) and “FOR” proposal 2 and proposal 3 (Optibase proposals).

        Scopus shareholders should review carefully the documents filed by either Optibase or Scopus with the Securities and Exchange Commission relating to Optibase’s proposals, because they contain important information about the proposals and the forthcoming general meeting of Scopus shareholders. Copies of the documents filed with the Securities and Exchange Commission by either Optibase or Scopus may be obtained free of charge from the SEC website maintained at www.sec.gov.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.